FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-6 OF THE SECURITIES EXCHANGE ACT OF 1934

02057928

PE
9-16-02

TRANZ RAIL HOLDINGS LIMITED
(REGISTRANT'S NAME AS SPECIFIED IN ITS CHARTER)

LEVEL 1, CLEAR CENTRE,
CNR NORTHCOTE & TAHAROTO ROAD,
TAKAPUNA, AUCKLAND, NEW ZEALAND
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SEC MAIL PROCESSING
RECEIVED
SEP 17 2002
WASH. D.C. 180 SECTION

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ____ No ✓

	Page
16 September 2002, *Credit Rating Expected - Tranz Rail*	2

PROCESSED
SEP 18 2002
THOMSON FINANCIAL

TRANZ RAIL

MEDIA RELEASE
16 September 2002

CREDIT RATING EXPECTED – TRANZ RAIL

Tranz Rail Holdings Limited said today's lowering of its credit rating by Standard & Poor's was fully expected by the company.

Tranz Rail signalled at its annual result announcement in Auckland last week that it expected a lowering of its credit rating.

Chief financial officer Wayne Collins said Tranz Rail appreciated that the ratings agency was looking to Tranz Rail to improve its operating performance and the company was firmly focused on this objective.

Mr Collins said the company would continue to work through funding issues with its lenders over the next few weeks. For this purpose, Tranz Rail's banking syndicate has extended its current facility to 30 November 2002, pending negotiation of a new facility upon resolution of the Aratere issue.

For further information, contact:

Chief financial officer Wayne Collins (09) 270 5046

Tranz Rail Holdings Limited
Tranz Rail Limited
Tranz Rail Finance Limited
Smales Farm
Cnr Taharoto & Northcote Roads
Takapuna
New Zealand
Direct Telephone: (+64-9) 270 5046
Confidential Fax: (+64-9) 270 5039
Email: wcollins@tranzrail.co.nz

Mailing Address:
Private Bag 92138
Auckland Mail Centre
New Zealand

Wayne Collins
Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on behalf by the undersigned, thereto duly authorized.

Tranz Rail Holdings Limited
(Registrant)

By: ____________________
WAYNE COLLINS
Chief Financial Officer

Date: **16 September 2002**